

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 15, 2010

Mr. James Sikora
President and Director
Tao Minerals Ltd.
Oficina 301
Edeficio El Crusero, Carrera 48, 12 Sur
148 Medellin Colombia

> **Re: Tao Minerals Ltd.**
> **Preliminary Proxy Statement**
> **Filed October 9, 2009**
> **Response Letter Dated December 9, 2009**
> **File No. 0-51922**

Dear Mr. Sikora:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1.   A recent search with the Nevada Secretary of State, at www.nvsos.gov, suggests that your status as a business entity may have been revoked. Please advise us regarding any changes to your status in that regard.

2.   We note your response to prior comment 3. With a view to enhanced disclosure, explain to us in necessary detail the process for effecting a "share consolidation" under applicable state law. Also explain how share consolidation differs, if at all, from a reverse stock split.

3.   In that regard, if shareholder approval is necessary prior to effecting a share consolidation, explain if, how, and when such approval was obtained.

4.   If the "share consolidation" and resultant decrease in your authorized capital did not require the filing with appropriate state authorities of a certificate of change, explain briefly why that is the case. If such a filing was required, we reissue prior comment 4.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John P. Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director